Exhibit 21

LIST OF SIGNIFICANT SUBSIDIARIES OF CSS INDUSTRIES, INC.

Name	Incorporation
Berwick Offray LLC	Pennsylvania
Berwick Offray Hong Kong Limited	Hong Kong
C.R. Gibson, LLC	Delaware
C.R. Gibson Pacific Rim Limited	Hong Kong
CSS Pacific Rim Limited	Hong Kong
Lion Ribbon Company, LLC	Delaware
Paper Magic Group, Inc.	Pennsylvania
Paper Magic Group (Hong Kong) Limited	Hong Kong
Philadelphia Industries, Inc.	Delaware
The McCall Pattern Company, Inc.	Delaware
McCall Pattern Company Limited	United Kingdom
McCall Pattern Service Pty Limited	Australia
McCall Pattern Service NZ Limited	New Zealand